Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended
	December 31,
	2016	2015	2014	2013
Fixed Charges:
Interest expense on indebtedness	$301	$452	$215	$53
Noncash interest expense and other	168	256	149	56
Interest expense on portion of rent expense representative of interest	233	134	90	77
Total Fixed Charges	702	842	454	186
Earnings (loss):
Net income (loss) before benefit for income taxes	(72,495)	(52,769)	(40,285)	(20,912)
Fixed charges per above	702	842	454	186
Total earnings (loss)	(71,793)	(51,927)	(39,831)	(20,726)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(72,495)	$(52,769)	$(40,285)	$(20,912)